

September 6, 2012

Jordan Starkman
President, Secretary and Treasurer
Pacific Green Technologies Inc.
3651 Lindell Road Unit D155
Las Vegas, NV 89103

> **Re:** **Pacific Green Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 23, 2012**
> **File No. 000-54756**

Dear Mr. Starkman:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. Please provide the interim financial statements of Pacific Green Technologies Limited as of June 30, 2012, pursuant to the requirements of Rule 8-08 of Regulation S-X. Also please update your MD&A and wherever else you discuss your results of operations, financial condition and liquidity accordingly. For example, you should now revise your discussion related to prior comment 18 to be through the updated date.

Cover Page

2. Please check the box indicating your filing status.

3. Please relocate the discussion of the exemptions available to you as an Emerging Growth Company to a more appropriate place in the document, such as in your Business section. Please also revise the disclosure to clearly and concisely present the various exemptions that are available to you. We note, in particular, that your description of Section 404(a) is unclear and does not appear relevant. Please also disclose the other exemptions available for you, including that (1) for so long as you are an emerging growth company, you will be permitted to provide the scaled executive compensation disclosure applicable to smaller reporting companies even if you no longer qualify as a smaller reporting company, and (2) as an emerging growth company, you are exempt from PCAOB rules regarding mandatory firm rotation or the auditor reporting model. Additionally, please provide appropriate risk factor disclosure concerning these exemptions.

Business, page 4

4. We note your response to comment five of our letter dated July 30, 2012. Please disclose in your business section that you intend to complete an acquisition of Enviro.

5. We note your revised disclosure in response to comment nine of our letter dated July 30, 2012. Please disclose that Sichel is also a significant shareholder of Enviro and has a management services contract with Enviro.

Risk Factors, page 15

6. We have read your response to comment 14 of our letter dated July 30, 2012. Your risk factor on page 21 explains that you may need to hire additional personnel to implement appropriate internal controls, processes, and reporting procedures and suggests failure to do so may result in a material weakness. Please expand your risk factor disclosure to clearly state, if true, you have no employees with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. The risk factor disclosure should specifically address this.

Directors and Executive Officers, page 28

7. We note your revisions in response to comment 22 of our letter dated July 30, 2012. Please further revise your disclosure to indicate that Pay By The Day is the former name of Tucana Lithium. The current language suggests that these are two independent companies and that Pay By The Day is still in operation. Please also include the dates of Mr. Starkman's employment at each of these companies. Further, we note that Mr. Starkman has been employed at other companies in the past five years. For example, it appears that Mr. Starkman was President of Guardians of Gold in 2011. Please revise your disclosure to include complete biographical information for Mr. Starkman as required by Item 401 of Regulation S-K.

Results of Operations, page 22

8. We have read your response to comment 30 in our letter dated July 30, 2012. Please expand your discussion of results of operations to quantify material items that may impact the post-merger financial statements going forward, specifically quantifying the amount of interest expense from the promissory note.

Jordan Starkman
Pacific Green Technologies, Inc.
September 6, 2012
Page 3

Liquidity and Financial Condition, page 22

9. Please clarify how your disclosure that your "monthly expenses are approximately $6,000 per month," considers the $20,000 monthly consulting fees owed to Sichel.

Certain Relationships and Related Transactions and Director Independence, page 32

10. We note from your response and revision on page 22 related to comment 18 in our letter dated July 30, 2012 that you have paid material consulting fees to Joseph Kelly, the director of PGT. Please tell us your consideration for not including these transactions herein, or revise to do so.

11. We note your revisions in response to comment 25 of our letter dated July 30, 2012. However, it does not appear that you have listed all parents of Pacific Green Technologies, Inc. and listed the percentage of voting securities owned by each immediate parent, as required by Item 404(d)(3) of Regulation S-K. Please revise accordingly.

Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters, page 34

12. We note that Pacific Green Technologies Inc. is quoted on the Pink Sheets under the symbol "PGTK." Please revise your disclosure accordingly.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: William L. Macdonald (*via E-mail*)
        Macdonald Tuskey